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                                                       -------------------------
                         UNITED STATES                       OMB APPROVAL
           SECURITIES AND EXCHANGE COMMISSION          -------------------------
                   Washington, D.C. 20549              OMB Number: 3235-0058
                                                       Expires:March 31, 2006
                                                       Estimated average burden
                                                       hours per response...2.50
                                                       -------------------------
                                                       SEC FILE NUMBER
                        FORM 12B-25                          000-49781
                                                       -------------------------
                                                       CUSIP NUMBER
                NOTIFICATION OF LATE FILING                  336213103
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(CHECK ONE):||Form 10-K ||Form 20-F ||Form 11-K |X|Form 10-Q ||Form N-SAR
            ||Form N-CSR

         For Period Ended:
                            -----------------
         |_|      Transition Report on Form 10-K
         |_|      Transition Report on Form 20-F
         |_|      Transition Report on Form 11-K
         |_|      Transition Report on Form 10-Q
         |_|      Transition Report on Form N-SAR
         For the Transition Period Ended:_______________________________________

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   READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

FIRST SECURITY BANCORP, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

318 EAST MAIN STREET
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Address of Principal Executive Office (Street and Number)

LEXINGTON, KENTUCKY  40507
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
    [X] quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                   See attached sheet
(Attach extra Sheets if Needed)

                 Persons  who  are to respond to the  collection of information contained in this form are not required to  respond unless the
SEC 1344(7-03)   form displays a currently valid OMB control number.



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     John G. Sullivan                  859                    367-3708
     -----------------             ----------          ----------------------
          (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
                                                              Yes |X|   No |_|
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              Yes |X|   No |_|
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                        FIRST SECURITY BANCORP, INC.
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  AUGUST 14, 2003               By /s/ JOHN G. SULLIVAN, CFO
---------------------                -----------------------------------
                                      John G. Sullivan, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter.


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          Attached Sheet to From 12b-25 of First Security Bancorp, Inc.

RESPONSE TO PART III -- NARRATIVE

The Form 10-QSB of First Security Bancorp, Inc. (the Company) for the quarter ended June 30, 2003, could not be filed on a timely basis without unreasonable effort as additional time is required to accommodate the review and completion of the financial statements in light of recent changes in senior executive officer positions at the Company.

SUPPLEMENTAL EXPLANATION TO PART IV(c) -- OTHER INFORMATION

Net income for the three months ended June 30, 2003 was $202,000, as compared to $326,000 for the same period in 2002. Net income for the six month period ended June 30, 2003 was $325,000, as compared to $486,000 for the same period in 2002. The decline in net income for both comparable periods resulted primarily from decreases in investment income, increases in the provision for loan losses and increases in non-interest expenses.

Net interest income was $1,501,000 for the three months ended June 30, 2003, as compared to $1,608,000 in 2002, resulting in a decline of $107,000 or 6.65%. On a year-to-date basis through June 30, net interest income totaled $2,992,000 for 2003, essentially unchanged from the $2,973,000 for the same period in 2002. Decreases in net interest income are attributable primarily to decreases in investment income caused by the rapid decline in interest rates over the last four quarters. Over this time span, substantial investments were made in mortgage backed securities, in the form of investments in mortgage pools, often at a premium for the investments. As general interest rates have fallen, borrowers whose mortgage debt was included in the pools, refinanced their debt to obtain lower rates. This caused these investments to be repaid much faster than anticipated. With the faster repayment, the premiums on the investments were written off against investment income, causing the yields to decline. In addition, the proceeds from the repayments were reinvested into lower yielding investments, such as federal funds sold and other U.S. Government and Agency bonds.

For the six months ended June 30, 2003, the provision for loan losses was $469,000 compared to $390,000 for the comparable period of 2002. The majority of this increase was attributable to two problem credits relationships, one of which was both fully reserved for and charged off during the second quarter of 2003.